UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   AMENDMENT NO. 6
                                         to
                                    SCHEDULE 13D

                                      Under the
                            Securities Exchange Act of 1934


                            REMINGTON OIL & GAS CORPORATION
                    ---------------------------------------------
                                   (Name of Issuer)


                            Common Stock ($.01 par value)
                       ----------------------------------------
                           (Title of Class of Securities)

                                      759594302
                                 ------------------
                                    (CUSIP Number)



                                  Nicholas G. Miller
                         Hawley Troxell Ennis & Hawley LLP
                                    P.O. Box 1617
                                 Boise, Idaho  83701
                              Telephone:  (208) 344-6000
                       ------------------------------------
               (Names, addresses and telephone numbers of persons
                authorized to receive notices and communications)


                                    July 1, 2006
                            ------------------------
                         (Date of event which requires
                            filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons  (entities only)

     J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust; ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     X

     (b)

3)   SEC Use Only

4)   Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of                7)  Sole Voting Power                 0
Shares
Beneficially             8)  Shared Voting Power               0
Owned
by Each                  9)  Sole Dispositive Power            0
Reporting
Person With:            10)  Shared Dispositive Power          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     zero (0) shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     0%

14)  Type of Reporting Person

     IN

*****

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      JRS Properties III L.P., EIN:  82-0514634

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     X

     (b)

3)    SEC Use Only

4)    Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place of Organization

      US

Number of               7)  Sole Voting Power                    0
Shares
Beneficially            8)  Shared Voting Power                  0
Owned
by Each                 9)  Sole Dispositive Power               0
Reporting
Person With:           10)  Shared Dispositive Power             0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     zero (0) shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     0%

14)  Type of Reporting Person

     PN

*****

     This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D originally filed on September 2, 1997 (the "Schedule 13D"), as previously amended by Amendment No. 1 to the Schedule 13D filed on December 28, 1998, Amendment No. 2 to the Schedule 13D filed on January 2, 2002, Amendment No. 3 to the Schedule 13D filed January 21, 2003, Amendment No. 4 to the Schedule 13D filed October 14, 2004, and Amendment No. 5 to the Schedule 13D filed February
24, 2005.   The Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Remington Oil & Gas Corporation, a Delaware corporation ("Issuer").

     The J.R. Simplot Self-Declaration of Revocable Trust (the "Trust") and JRS Properties III L.P. ("JRS Properties III") file this Amendment No. 6 to report changes in ownership of Common Stock held by the Trust and JRS Properties III, and to report the termination of filing obligations as a result of Issuer's July 1, 2006 merger with Helix Energy Solutions Group, Inc. (the "Merger").

     Except as expressly set forth in this Amendment No. 6, the Schedule 13D (as previously amended) remains in effect.

Item 1.  Security and Issuer.

     The class of securities to which this Schedule 13D relates is the Common Stock of the Issuer.

Item 2.  Identity and Background.

     This Amendment No. 6 is being filed on behalf of the Reporting Persons described in the cover pages hereof, and as previously identified in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.   n/a

Item 4.  Purpose of the Transaction.  See Item 5.

Item 5.  Interest in Securities of the Issuer.

(a) Effective July 1, 2006 (the "Merger Date"), REM merged into a subsidiary of Helix. In the Merger, each share of REM Common Stock was converted into (i) .436 shares of Helix common stock and (ii) $27.00 cash. The termination of REM's existence results in the Reporting Persons owning zero (0) shares of REM Common Stock.

(b)     n/a

(c) On June 27, 2006, JRS Properties III distributed in a private transaction 2,870,588 shares of Common Stock to the Trust as partial redemption of the Trust's limited partnership interest in JRS Properties III based on the price of REM Common Stock on June 1, 2006 which was $42.50 per share.

(d )     n/a

(e) As of the Merger Date, REM's existence terminated. The shares of Helix common stock issued to the Trust and to Properties equal approximately 2.2% of the outstanding Helix common stock, and therefore neither the Trust nor JRS Properties III, individually or collectively, will be a reporting person with respect to Helix common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of Issuer. n/a

Item 7.  Material to be filed as Exhibits.  n/a

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

                                        The J.R. Simplot
                                        Self-Declaration of Revocable Trust


Date:  July 11, 2006                   By         /s/ J.R. Simplot, Trustee
                                           __________________________________
                                           J.R. Simplot, Trustee


                                        By        /s/ Ronald N. Graves
                                           __________________________________
                                           Ronald N. Graves, Attorney-In-Fact

Date:  July 11, 2006                   By         /s/ J.R. Simplot
                                           __________________________________
                                           J.R. Simplot


                                       By:       /s/ Ronald N. Graves
                                           __________________________________
                                           Ronald N. Graves, Attorney-In-Fact


                                         JRS Properties III L.P.,
                                         an Idaho Limited Partnership,

                                         by its Sole General Partner
                                         JRS Management L.L.C.
                                         an Idaho Limited Liability Company


                                         By  /s/ Stephen A. Beebe
                                           __________________________________
                                           Stephen A. Beebe, Manager


Date:  July 11, 2006                     By  /s/ Scott R. Simplot
                                           __________________________________
                                           Scott R. Simplot, Manager